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N

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SEC Mail Processing Section

FEB 28 2017

Washington DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68386

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCMS Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 THIRD AVENUE, 27TH FLOOR

(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL LIPMAN (212) 453-2558

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPIELMAN, KOENIGSBERG & PARKER, LLP

(Name – *if individual, state last, first, middle name*)

1745 BROADWAY, 18TH FL	NEW YORK	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

L.L.

OATH OR AFFIRMATION

I, ROBERT GOLDSMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCMS CAPITAL ADVISORS, LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER CORONA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CO6171237
Qualified in Kings County
My Commission Expires July 23, 2019

Notary Public

Signature

PRESIDENT & CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BCMS CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

December 31, 2016 and 2015

(With Report of Independent Registered Accounting Firm)

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants

BCMS CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

December 31, 2016 and 2015

(With Report of Independent Registered Accounting Firm)

BCMS CAPITAL ADVISORS, LLC

TABLE OF CONTENTS

For the Years Ended December 31, 2016 and 2015

SKP
Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
1745 Broadway, 18th Floor
New York, NY 10019
Phone: 212.453.2500
Fax: 212.453.2550

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of BCMS Capital Advisors, LLC:

We have audited the accompanying statement of financial condition of BCMS Capital Advisors, LLC, as of December 31, 2016 and 2015, and the related statements of income, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of BCMS Capital Advisors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BCMS Capital Advisors, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Computation of Net Capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of BCMS Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of BCMS Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental

information, including its form and content is presented in conformity with 17 C.F.R. § 240. 17a-5. In our opinion, Schedule of Computation of Net Capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spielman Koenigsberg & Parker, LLP

New York, New York
February 27, 2017

BCMS CAPITAL ADVISORS, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2016 and 2015

	2016	2015
Assets		
Current		
Cash and cash equivalents	$ 34,589	$ 535,741
Due from parent company	32,599	
Accounts receivable		12,000
Total assets	$ 67,188	$ 547,741
Liabilities		
Current		
Accounts payable	$ 1,080	$ 2,055
Accrued expenses	25,000	30,300
Due to parent company		168,654
Total liabilities	26,080	201,009
Member's equity	41,108	346,732
Total liabilities and member's equity	$ 67,188	$ 547,741

The accompanying notes are an integral part of these financial statements.

BCMS CAPITAL ADVISORS, LLC

STATEMENTS OF INCOME

For the Years Ended December 31, 2016 and 2015

	2016	2015
Revenue	$ 1,613,403	$ 2,983,948
Expenses		
Salaries and related taxes	$ 235,243	$ 859,649
Rent expense	121,691	118,413
Guaranteed payments	104,125	104,125
Professional fees	86,877	83,834
General and administrative	27,106	28,137
Insurance	15,014	14,030
Regulatory fees	8,971	8,250
Referral fee		185,000
Total expenses	599,027	1,401,438
Net income	$ 1,014,376	$ 1,582,510

The accompanying notes are an integral part of these financial statements.

BCMS CAPITAL ADVISORS, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

For the Years Ended December 31, 2016 and 2015

	2016	2015
Member's equity, beginning of year	$ 346,732	$ 334,222
Capital contributions		
Capital distributions	(1,320,000)	(1,570,000)
Net income	1,014,376	1,582,510
Member's equity, end of year	$ 41,108	$ 346,732

The accompanying notes are an integral part of these financial statements.

BCMS CAPITAL ADVISORS, LLC

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2016 and 2015

	2016	2015
Cash flows from operating activities:		
Net income	$ 1,014,376	$ 1,582,510
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable	12,000	(12,000)
Due from parent company	(32,599)	
Increase (decrease) in:		
Accounts payable	(975)	766
Accrued expenses	(5,300)	(3,713)
Due to parent company	(168,654)	79,906
Net cash provided by operating activities	818,848	1,647,469
Cash flows from financing activities:		
Capital distributions	(1,320,000)	(1,570,000)
Net cash used in financing activities	(1,320,000)	(1,570,000)
Net (decrease) increase in cash	(501,152)	77,469
Cash and cash equivalents, beginning of year	535,741	458,272
Cash and cash equivalents, end of year	$ 34,589	$ 535,741

The accompanying notes are an integral
part of these financial statements.

1. Organization

BCMS Capital Advisors, LLC ("BCMS" or the "Company") is a New York single member limited liability Company that was formed on August 14, 2009. BCMS is a 100% owned subsidiary of BCMS Corporate LLC. Effective August 30, 2010, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is currently engaged in finding buyers and sellers of businesses, effecting or facilitating securities transactions and consulting and advisory services relating to the acquisition of business enterprises. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph(k)(2)(i) of that rule.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid instruments with a maturity of three months or less.

Revenue and Expense Recognition

The Company recognizes revenue and expenses in connection with a variety of advisory services upon completion and settlement of transaction. Advisory services are primarily comprised of merger and acquisition advice and structuring the purchase and sale of businesses and securities transactions.

The Company structures advisory services fees received into success fees and deferred fees. Deferred fees are generally structured as seller's notes, earn out fees, or cash held in escrow accounts. Future cash payments are released based on future quantitative requirements or the expiration of most indemnity. The Company recognizes deferred fees when future quantitative measures are met by the seller and the indemnity of the Company expires. See Note 7 for further detail.

Income Taxes

No provision for income taxes is shown on the accompanying financial statements since existing laws consider the Company a disregarded entity for income tax purposes.

Accounts Receivable

The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers and other information. The Company estimates an allowance for doubtful accounts based on credit worthiness of its customers as well as general economic conditions, and evaluates credit risks associated with its customers on a continuous basis. There was $0 and $12,000 accounts receivable as of December 31, 2016 and 2015, respectively. There was no allowance for doubtful accounts considered to be necessary as of December 31, 2016 and 2015.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Accordingly, actual results could differ from those estimates.

3. Concentration of Credit Risk

The Company maintains its cash balances at financial institutions located in the New York metropolitan area. Concentrations of credit risk include cash on deposit with financial institutions amount to $34,589 and $535,741 as of December 31, 2016 and 2015, which is insured up to $250,000 by the Federal Deposit Insurance Corporation ("FDIC").

4. Liabilities Subordinated to General Creditors

The Company has no liabilities subordinated to general creditors.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and aggregate indebtedness change from day to day but net capital was $8,509 and $334,733 as of December 31, 2016 and 2015, respectively. The Securities and Exchange Commission required net capital was $5,000 and $13,401 and excess net capital was $3,509 and $321,332 as of December 31, 2016 and 2015, respectively.

6. Related Party Transactions

The Company is a wholly owned subsidiary of BCMS Corporate LLC (the "Parent"). The Company and the Parent entered into an expense sharing agreement for the allocation of certain expenses of the Company and payment thereof by the Parent. The Company is also a sub-lessee of the Parent's several offices, in which both the Company and Parent reside. The Parent allocates rent to the Company on a per usage basis. This agreement is in compliance with the applicable SEC and FINRA rulings and interpretations. The Company was owed $32,599 from the Parent, for the allocation of certain expenses, as of December 31, 2016. The Company was indebted to the Parent, for the allocation of certain expenses, in the amount of $168,654 as of December 31, 2015.

7. Commitments and Contingencies

The Company structures advisory service fees received into success fees, recognized on the contract execution date, and deferred fees. The buyers and sellers of facilitated securities transactions performed by the Company set aside escrow accounts that are released upon completion of future performance levels. The Company receives a percentage of the amounts held in escrow. The Company was eligible to receive approximately $10,000 in fees held in escrow accounts as of December 31, 2015, which were collected during the year. The Company is not eligible to receive any fees held in escrow as of December 31, 2016 with respect to advisory service fees that were finalized during 2016.

The Company is in discussions regarding legal claims arising in the ordinary course of business. The outcome of these matters is currently not determinable.

8. Financial Statement Presentation

Certain amounts in the 2015 financial statements have been reclassified to conform to the 2016 presentation.

9. Subsequent Events

The Company has evaluated subsequent events through February 27, 2017, the date on which the financial statements were available to be issued and determined that no disclosures were necessary other than the following:

The Company finalized an agreement with a customer that structured its fee between success fee and deferred revenue in January 2017. The deferred revenue was structured so that escrow accounts will be set aside that will be released upon completion of future performance levels. The Company receives a percentage of the amounts held in escrow. The Company is eligible to receive a maximum of $124,593 in fees held in escrow accounts as of the contract execution date in January 2017.

SUPPLEMENTARY INFORMATION

BCMS CAPITAL ADVISORS, LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER
SEC RULE 15c3-1

December 31, 2016 and 2015

		2016		2015
Member's equity	$	41,108	$	346,733
Less: nonallowable assets:				
Total non-allowable assets		(32,599)		(12,000)
Net capital		8,509		334,733
Computation of basic net capital requirement:				
Minimum net capital requirement (greater of 6 ⅔% of aggregate indebtedness or $5,000)		5,000		13,401
Capital in excess of minimum requirement	$	3,509	$	321,332
Schedule of Aggregate Indebtedness				
Total liabilities	$	26,080	$	201,009
Aggregate indebtedness	$	26,080	$	201,009
Ratio of aggregate indebtedness to net capital		3.06 : 1		.60 : 1

There were no material differences between the computation of net capital in the above schedule and the amount reported in the Company's unaudited Form X-17A5, Part IIA filing as of December 31, 2016 and 2015.

BCMS CAPITAL ADVISORS

EXEMPTION REPORT

December 31, 2016

(With Report of Independent Registered Public
Accounting Firm)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68386

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCMS Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 THIRD AVENUE, 27TH FLOOR
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL LIPMAN (212) 453-2558
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPIELMAN, KOENIGSBERG & PARKER, LLP
(Name – *if individual, state last, first, middle name*)

1745 BROADWAY, 18TH FL	NEW YORK	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT GOLDSMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCMS CAPITAL ADVISORS, LLC, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER CORONA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CO6171237
Qualified in Kings County
My Commission Expires July 23, 2019

Signature

PRESIDENT & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) A copy of the Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BCMS CAPITAL ADVISORS

TABLE OF CONTENTS

December 31, 2016

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
1745 Broadway, 18th Floor
New York, NY 10019
Phone: 212.453.2500
Fax: 212.453.2550

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of BCMS Capital Advisors

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) BCMS Capital Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which BCMS Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (2) BCMS Capital Advisors, LLC stated that BCMS Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BCMS Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BCMS Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spielman Koenigsberg & Parker, LLP

New York, New York
February 27, 2017

BCMS CAPITAL ADVISORS, LLC
EXEMPTION REPORT PURSUANT TO SEC RULE 17A-5
For the Year Ended December 31, 2016

BCMS Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

BCMS Capital Advisors, LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Robert Goldsmith, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Robert Goldsmith, President

Date: 2/23/17